UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


For the month of                  January                                 , 2005
--------------------------------------------------------------------------------
                                Golar LNG Limited
                 (Translation of registrant's name into English)

       Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
--------------------------------------------------------------------------------
                    (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                  Form 20-F  [X]        Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes [_]   No  [X]


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 99.1 is a copy of the press release of Golar LNG Limited (the "Company"), dated January 11, 2005.

                                  Exhibit 99.1


                      Golar LNG Invests in TORP Technology

     LONDON, Jan. 11, 2005 -- Golar LNG has today signed a Heads of Agreement with Remora Technology to invest US$ 3 million in TORP Technology and acquire an option to use 33.4% of the capacity of TORP's offshore re-gasification terminal.

     TORP Technology holds the rights to the HiLoad LNG Re-gasification Technology developed by Remora Technology. TORP Technology is planning to build an offshore LNG Re-gasification terminal 75 miles offshore in the US Gulf of Mexico, expected to be operational in 2008. The terminal will have a re-gasification capacity of 30,000 ton LNG per day, corresponding to 1.4 Bcfd gas.

     Tor Olav Troim, CEO of Golar LNG, says: "This opportunity provides Golar LNG with a further chance to strengthen its position as an integrated provider of LNG services to our clients. The new technology concept is developed by people who have a strong track record in the marine industry. The concept is flexible and very cost effective in operation. The short time to market has also been essential for our participation. In addition to the participation in the technology company, Golar LNG has also received certain rights to direct equity participation in the terminal as well as preferred rights to terminal capacity."

     Lars Odeskaug, CEO of Remora Technology says: "We are delighted that a highly recognized LNG shipping company such as Golar LNG, has chosen to partner with Remora on this project. LNG is expected to be the fuel of choice in the US, and we believe our re-gasification solution is the most cost effective, flexible and environmentally friendly."

About Golar
-----------
     LNG Golar LNG is the leading independent owner/operator of LNG carriers with over 30 years experience. Golar LNG has 10 LNG carriers under ownership and management, with 3 further vessels on order. (Oslo Stock Exchange ticker: GOL,
Nasdaq: GLNG, http://www.golar.com).

About Remora Technology
-----------------------
     Remora Technology is a technology company with head office located in Houston, Texas specializing in systems for offshore loading of oil and gas. The company's largest shareholder is HitecVision, a Norwegian private equity investor focusing on the global oil and gas industry. HitecVision's current portfolio consists of 13 oil and gas related companies in Europe and the US. (http://www.remoratech.com) --------------------------

About TORP Technology
---------------------
     TORP Technology will file for a permit for an LNG receiving and re-gasification terminal 75 miles offshore in the US Gulf of Mexico. TORP Technology holds the rights to the HiLoad LNG Re-gasification technology. The HiLoad LNG Re-gasification unit is a floating L-shaped terminal that docks onto the LNG carrier using the patented friction based attachment system (rubber suction cups) creating no relative motion between the carrier and the terminal. The HiLoad LNG Re-gasification unit is equipped with standard re- gasification equipment (LNG loading arms, pumps and vaporizers) and can accommodate any LNG carrier without the use of any special equipment. The terminal uses seawater for heating the LNG, saving fuel costs.

Hamilton, Bermuda, January 11, 2005

        Contact persons:
        Tor Olav Troim: Director and Chief Executive Officer Golar LNG,
        Tel: +44 7734 976 575
        Lars Odeskaug, Chief Executive Officer, Remora Technology,
        Tel: +1 832 818 2778

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                      Golar LNG Limited
                                               ---------------------------------
                                                        (Registrant)




Date    January 12, 2005                By      /s/ Graham Robjohns
        --------------------               -------------------------------------
                                                    Graham Robjohns
                                                  Chief Accounting Officer

03849.0004 #539972